UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                           No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                           No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 14, 2007 (Beijing time), eLong, Inc. (the “Company”) issued a press release regarding its third quarter 2007 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on November 14, 2007 (Beijing time), the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Press Release issued by the Company on November 14, 2007 with respect to it financial results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 16, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

eLong, Inc. Reports Third Quarter 2007 Un-audited Financial Results

BEIJING, China – November 14, 2007 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported un-audited financial results for the third quarter ended September 30, 2007.

Business Highlights for the Third Quarter 2007.

•

Travel revenues before business tax and surcharges comprised of hotel, air and other travel product and service revenues, increased 12% to RMB80.9 million for the third quarter 2007 compared with the prior year period.

•	Travel revenues before business tax and surcharges by product line for the third quarters of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q3 2007	% Total	Q3 2006	% Total	Y/Y Growth
Hotel commissions	64,417	80%	57,412	80%	12%
Air ticketing commissions	15,585	19%	11,045	15%	41%
Other travel revenue	869	1%	3,860	5%	-77%

Total travel revenue	80,871	100%	72,317	100%	12%

•

The Company recorded an operating loss of RMB 9.3 million for the third quarter, compared with an operating income of RMB1.7 million for the third quarter of 2006, primarily due to greater sales and marketing expense and consulting expenses partially offset by higher revenue.

•

The Company recorded a net loss of RMB 7.4 million for the third quarter, compared with net income of RMB2.7 million for the third quarter of 2006. Net income decreased RMB 10.1 million primarily due to current quarter sales and marketing expenses of RMB 36.9 million, which is RMB11.5 million more than the same quarter of prior year.

•	As of September 30, 2007 cash and cash equivalents were RMB1.2 billion (US$158 million), consistent with December 31, 2006.

“The third quarter was a mixed quarter for eLong. Revenue growth was in line with our expectations and we have, managed to stabilize the decline in growth rates. However, we believe that eLong is not yet executing to its full potential and we are working hard to change that. We are very happy with the appointment of Mr. Guangfu Cui as CEO of eLong and believe he will be instrumental in improving eLong’s performance going forward,” said Henrik Kjellberg, Chairman and former Interim Chief Executive of eLong.

“I am delighted to be part of the eLong team. We are facing a challenging situation but eLong is structurally well positioned to achieve great results in the market place,” said Chief Executive Officer, Cui Guangfu.

“While we are keenly aware of the need for fiscal discipline, we believe eLong needs to make investments to re-accelerate its growth,” said Chris Chan, eLong’s Chief Financial Officer. “We remain confident in the long-term opportunity of China’s online travel market, and over time we seek to turn the operations to top-rate customer service and higher operating leverage.”

Business Results

Total gross revenues and travel revenues both increased 12% for the third quarter of 2007 compared with the prior year period, reflecting continued growth in our core hotel commissions business and the 41% increase in air ticketing commissions.

Hotel

Hotel commission revenue increased 12% year-over-year primarily due to higher room volume. Room nights booked through eLong increased 13% to 1,009,000, while commission per room night remained unchanged as RMB64.

eLong has grown its hotel offering over 29% since third quarter 2006, and now features discounted rates at more than 4,700 hotels in over 300 cities across China.

Air

Air ticketing commission revenue increased 41% primarily due to a 36% increase in air segments to 370,000, as well as a 4% increase in commission per air ticket to RMB42.

Profitability

Gross margin in the third quarter was 74%, a decrease of 200 basis points compared with 76% in the prior year period. Gross margin decreased due to the increased mix of lower margin air commissions and increased compensation expense in our call center.

Operating expenses for the third quarter of 2007 and 2006 were as follows (figures in RMB 000’s):

	Q3 2007(2)	% Net Revenue	Q3 2006(1)	% Net Revenue	Y/Y Growth
Service development	12,196	15%	10,718	15%	14%
Sales and marketing	36,858	47%	25,331	36%	46%
General and administrative	18,277	23%	15,376	22%	19%
Amortization of intangibles	265	0%	265	0%	0%

Total operating expenses	67,596	85%	51,690	73%	31%

Note 1- Effective third quarter 2006, prior period service development and sales and marketing, have been restated to exclude expenses related to our discontinued operations Note 2 –Effective from third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). The Company believes the net presentation is preferable accounting principle because the revenue amount after deduction of business tax expense and related surcharge represents the benefit to be retained by the Company. Amounts for all prior periods presented have been reclassified for comparative purpose. For impact of this change on prior quarters, please refer to appendix “Business tax presentation change effect”.

The total of service development, sales and marketing, general and administrative expense increased 31% during the third quarter; total operating expenses increased 31% as well.

SERVICE DEVELOPMENT EXPENSE IS COMPOSED OF EXPENSES RELATED TO TECHNOLOGY AND PRODUCT OFFERING, INCLUDING OUR WEBSITE, THE PLATFORM AND THE COMPANY’S AIR AND HOTEL PRODUCTS. THIRD

QUARTER SERVICE DEVELOPMENT EXPENSE INCREASED 14% OVER THE PRIOR YEAR PERIOD AND SERVICE DEVELOPMENT EXPENSE AS A PERCENTAGE OF NET REVENUE INCREASED 22 BASIS POINTS TO 15% AS WE MAINTAINED THE PACE OF INVESTMENT IN OUR AIR BOOKING AND ONLINE PAYMENT PLATFORMS, AND INVESTED IN WEBSITE AND HOTEL PRODUCT ENHANCEMENTS.

SALES AND MARKETING EXPENSE INCREASED 46% OVER THE PRIOR YEAR PERIOD, AND INCREASED 11% AS A PERCENTAGE OF NET REVENUE TO 47%. THE INCREASED EXPENSE WAS DUE TO HIGHER ADVERTISING AND PROMOTION SPENDING AS WELL AS INCREASED SALES COMMISSIONS IN LINE WITH REVENUE GROWTH.

GENERAL AND ADMINISTRATIVE EXPENSE INCREASED 19% OVER THE PRIOR YEAR PERIOD MAINLY DUE TO INCREASES IN CONSULTING AND RECRUITING FEES. GENERAL AND ADMINISTRATIVE EXPENSES AS A PERCENTAGE OF NET REVENUE INCREASED 131 BASIS POINTS TO 23% IN THE THIRD QUARTER.

Operating loss was RMB9.3 million as compared to an operating income of RMB1.7 million in the third quarter of 2006, an increased loss of RMB11.0 million primarily due to higher spending in sales and marketing and consulting fees offset partially by higher revenue.

Other income, which represents interest income, unrealized exchange gains/losses and other income/expense, was RMB1.1 million in the third quarter of 2007, primarily due to an unrealized foreign exchange loss of RMB13.7 million resulting from appreciation in the Renminbi compared with the prior year. This exchange loss was partially offset by interest income of RMB14.4 million in the third quarter of 2007.

The company recorded a net loss of RMB7.4 million for the third quarter compared to a net income of RMB2.7 million in the prior year period, an increased loss of RMB10.1 million primarily due to RMB11.5 million in higher sales and marketing expenses in the third quarter of 2007.

Our US GAAP diluted loss per ADS for the third quarter of 2007 was RMB0.30 compared to a diluted income per ADS of RMB0.10 in the prior year period.

Management Appointment

eLong is pleased to welcome Guangfu Cui as Chief Executive Officer as of October 8th, 2007.

Prior to joining eLong, Mr. Cui was the Managing Director for FedEx Kinko’s China. Mr. Cui positioned the company as a market leader in the digital printing industry in China, with 16 centers and 300 employees within four years after his joining. Prior to FedEx Kinko’s, Mr. Cui worked for Procter & Gamble China for over 12 years, including two and a half years working in the United States. He was instrumental in building Procter & Gamble China’s distribution network and retail coverage system. Guangfu Cui is 38 years old, holds an MBA from Kellogg School of Management at Northwestern University in Evanston, Illinois, and a BA in Law from Peking University.

Business Outlook

eLong expects total net revenues for the fourth quarter of 2007 within the range of RMB73.0 million to RMB80.0 million, an increase of 12% to 22% from the fourth quarter of 2006.

Note to the Un-audited Interim Consolidated Financial Statements

Financial information in this press release from eLong’s un-audited financial statements was prepared in accordance with generally accepted accounting principles in the United States.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of eLong’s next quarterly earnings announcement; however, eLong reserves the right to update its Business Outlook at any time for any reason.

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss its third quarter and fiscal 2007 earnings at November 13, 2007, 7:00 pm Eastern (Beijing/Hong Kong time: November 14, 2007 at 8:00 am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is +1-800-365-8460. The dial-in number for Hong Kong participants is +852-2258-4000. International participants can dial +1-210-795-0492. Pass code: ELONG.

A replay of conference call will be available for one day starting from 8:30 pm Eastern Time on November 13, 2007. US toll-free dial-in number: +1-800- 454-0219, Hong Kong dial in number: +852-2802-5151, international dial-in number: +1-203-369-4623. Pass code: 712100.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

eLong, Inc. (NASDAQ: LONG) is a leading online travel company in China. Headquartered in Beijing, eLong has a national presence across China. eLong uses web-based distribution technologies and a 24-hour call center to provide consumers with access to travel reservation services. Aiming to enrich people’s lives through the freedom of independent travel, eLong empowers consumers to make informed choices by providing a one-stop travel solution and consolidated travel tools and information such as maps, virtual tours and user ratings. eLong has the capacity to fulfill air ticket reservations in over 70 major cities across China. In addition to choice of a wide hotel selection in the Greater China region, eLong offers Chinese consumers the ability to make bookings at international hotels in over 140 destinations worldwide. eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

86-10-5860-2288 ext.6606

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Nine Months Ended
	Sept. 30, 2007	June 30 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	64,417	60,162	57,412	173,458	153,250
Air ticketing commissions	15,585	13,850	11,045	41,484	28,694
Other travel revenue	869	1,400	3,860	4,346	6,945

Travel	80,871	75,412	72,317	219,288	188,889
Other	2,991	3,019	2,263	8,286	5,936

Gross revenues	83,862	78,431	74,580	227,574	194,825
Business tax and surcharges	(4,776)	(4,026)	(4,064)	(12,477)	(10,720)

Net revenues	79,086	74,405	70,516	215,097	184,105
Cost of services	(20,807)	(20,701)	(17,124)	(59,209)	(45,594)

Gross profit	58,279	53,704	53,392	155,888	138,511
Operating expenses
Service development	(12,196)	(12,257)	(10,718)	(35,049)	(31,353)
Sales and marketing	(36,858)	(29,313)	(25,331)	(93,188)	(72,534)
General and administrative	(18,277)	(13,540)	(15,376)	(43,005)	(49,067)
Amortization of intangibles	(265)	(265)	(265)	(795)	(795)
Write-down of property and equipment and intangibles	—	(526)	—	(526)	—

Total operating expenses	(67,596)	(55,901)	(51,690)	(172,563)	(153,749)

Income/(loss) from operations	(9,317)	(2,197)	1,702	(16,675)	(15,238)
Other income/(loss)	1,055	(1,053)	3,353	4,330	16,114

Income/(loss) from continuing operations before income tax expense	(8,262)	(3,250)	5,055	(12,345)	876
Income tax benefit/(expense )	861	1,433	(2,199)	2,242	(2,986)

Income/(loss) from continuing operations	(7,401)	(1,817)	2,856	(10,103)	(2,110)
Discontinued operations
Income from discontinued operations	—	—	(204)	112	(91)
Income tax expense of discontinued operations	—	—	15	(8)	(27)
Gain on sale of discontinued operations	—	—	—	—	2,650

Total discontinued operations	—	—	(189)	104	2,532

Net income/(loss) before cumulative effect of change in accounting principles	(7,401)	(1,817)	2,667	(9,999)	422

Cumulative effect of change in accounting principles	—	—	—	—	282

Net income/(loss)	(7,401)	(1,817)	2,667	(9,999)	704
Basic income/( loss) per share
Continuing operations	(0.15)	(0.04)	0.06	(0.20)	(0.04)
Discontinued operations	0.00	0.00	0.00	0.00	0.05
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Basic income/(loss) per share	(0.15)	(0.04)	0.06	(0.20)	0.01

Diluted income/(loss) per share
Continuing operations	(0.15)	(0.04)	0.05	(0.20)	(0.03)
Discontinued operations	0.00	0.00	0.00	0.00	0.05
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Diluted income/(loss) per share	(0.15)	(0.04)	0.05	(0.20)	0.02

Basic income/(loss) per ADS
Continuing operations	(0.30)	(0.08)	0.12	(0.40)	(0.08)
Discontinued operations	0.00	0.00	0.00	0.00	0.10
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Basic income/(loss) per ADS	(0.30)	(0.08)	0.12	(0.40)	0.02

Diluted income/(loss) per ADS
Continuing operations	(0.30)	(0.08)	0.10	(0.40)	(0.06)
Discontinued operations	0.00	0.00	0.00	0.00	0.10
Cumulative effect of change in accounting principles	0.00	0.00	0.00	0.00	0.00

Diluted income/(loss) per ADS	(0.30)	(0.08)	0.10	(0.40)	0.04

Shares used in computing basic net income/(loss) per share	50,766	50,732	50,374	50,728	50,368
Shares used in computing diluted net income/(loss) per share	50,766	50,732	53,878	50,728	53,837

Note that 1ADS = 2 shares

* Share-based compensation charges included are as follows:	3,012	1,760	2,341	7,541	9,094
Cost of services	89	29	32	139	138
Service development	901	569	607	2,146	2,044
Sales and marketing	354	83	113	638	446
General and administrative	1,668	1,079	1,589	4,618	6,466

*Un-realized foreign exchange losses	13,696	15,421	11,357	38,730	20,904

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Nine Months Ended
	Sept. 30, 2007	June 30 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	8,597	7,904	7,264	23,150	19,389
Air ticketing commissions	2,080	1,819	1,397	5,536	3,630
Other travel revenue	116	184	488	580	879

Total travel revenue	10,793	9,907	9,149	29,266	23,898
Other	399	397	286	1,106	751

Gross revenues	11,192	10,304	9,435	30,372	24,649
Business tax and surcharges	(637)	(529)	(514)	(1,665)	(1,356)

Net revenues	10,555	9,775	8,922	28,707	23,293
Cost of services	(2,777)	(2,720)	(2,166)	(7,902)	(5,768)

Gross profit	7,778	7,055	6,755	20,805	17,525

Operating expenses
Service development	(1,628)	(1,610)	(1,356)	(4,678)	(3,967)
Sales and marketing	(4,919)	(3,851)	(3,205)	(12,437)	(9,177)
General and administrative	(2,439)	(1,779)	(1,945)	(5,740)	(6,208)
Amortization of intangibles	(35)	(35)	(34)	(106)	(101)
Write-down of property and equipment and intangibles	—	(69)	—	(70)	—
Total operating expenses	(9,021)	(7,344)	(6,541)	(23,030)	(19,453)

Income/(loss) from operations	(1,244)	(289)	215	(2,225)	(1,928)
Other income/(loss)	141	(138)	424	578	2,039

Income/(loss) from continuing operations before income tax expense	(1,103)	(427)	639	(1,647)	111
Income tax benefit/(expense )	115	188	(278)	299	(378)

Income/(loss) from continuing operations	(988)	(239)	361	(1,348)	(267)
Discontinued operations
Income from discontinued operations	—	—	(26)	15	(11)
Income tax expense of discontinued operations	—	—	2	(1)	(3)
Gain on sale of discontinued operations	—	—	—	—	335

Total discontinued operations	—	—	(24)	14	321

Net income/(loss) before cumulative effect of change in accounting principles	(988)	(239)	337	(1,334)	54

Cumulative effect of change in accounting principles	—	—	—	—	36

Net income/(loss)	(988)	(239)	337	(1,334)	90

Basic income/( loss) per share
Continuing operations	(0.020)	(0.005)	0.008	(0.027)	(0.005)
Discontinued operations	0.000	0.000	0.000	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Basic income/(loss) per share	(0.020)	(0.005)	0.008	(0.027)	0.001

Diluted income/(loss) per share
Continuing operations	(0.020)	(0.005)	0.006	(0.027)	(0.004)
Discontinued operations	0.000	0.000	0.000	0.000	0.006
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Diluted income/(loss) per share	(0.020)	(0.005)	0.006	(0.027)	0.002

Basic income/(loss) per ADS
Continuing operations	(0.040)	(0.011)	0.015	(0.053)	(0.010)
Discontinued operations	0.000	0.000	0.000	0.000	0.013
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Basic income/(loss) per ADS	(0.040)	(0.011)	0.015	(0.053)	0.003

Diluted income/(loss) per ADS
Continuing operations	(0.040)	(0.011)	0.013	(0.053)	(0.008)
Discontinued operations	0.000	0.000	0.000	0.000	0.013
Cumulative effect of change in accounting principles	0.000	0.000	0.000	0.000	0.000

Diluted income/(loss) per ADS	(0.040)	(0.011)	0.013	(0.053)	0.005

Shares used in computing basic net income/(loss) per share	50,766	50,732	50,374	50,728	50,368
Shares used in computing diluted net income/(loss) per share	50,766	50,732	53,878	50,728	53,837

Note that 1ADS = 2 shares

* Share-based compensation charges included are as follows:	402	231	296	1,006	1,151
Cost of services	12	4	4	18	17
Service development	120	75	77	286	259
Sales and marketing	47	11	14	85	56
General and administrative	223	142	201	616	818

*Un-realized foreign exchange losses	1,828	2,026	1,437	5,169	2,645

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00=RMB7.4928 on September 28, 2007, USD1.00=RMB7.6120 on June 29, 2007 and USD1.00 = RMB7.904 on September 30, 2006 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc.

CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Sept. 30, 2007	Dec. 31, 2006	Sept. 30, 2007	Dec. 31, 2006
	RMB	RMB	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,184,056	1,199,323	158,026	153,679
Restricted cash	11,456	—	1,529	—
Short-term investment	10,041	—	1,340	—
Accounts receivable, net	40,124	28,237	5,355	3,618
Due from related parties	61	2,099	8	269
Deferred income taxes, net	2,244	708	299	91
Prepaid expenses and other current assets	12,547	10,384	1,675	1,330

Total current assets	1,260,529	1,240,751	168,232	158,987
Property and equipment, net	40,021	37,809	5,341	4,845
Goodwill	30,000	30,000	4,004	3,844
Intangible assets, net	2,951	3,746	394	480
Deferred income taxes, net	671	982	90	126
Other non-current assets	21,954	22,029	2,930	2,823

Total assets	1,356,126	1,335,318	180,991	171,105

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	57,361	32,753	7,656	4,197
Income taxes payable	1,491	16,757	199	2,147
Due to related parties	3,786	3,374	505	432
Accrued expenses and other current liabilities	93,624	81,541	12,495	10,449

Total current liabilities	156,262	134,425	20,855	17,225
Other long-term liabilities	—	980	—	126
Deferred income taxes	132	132	18	17

Total liabilities	156,394	135,537	20,873	17,368

Shareholders’ equity
Ordinary shares	4,205	4,192	561	537
Additional paid-in capital	1,311,095	1,301,312	174,981	166,747
Accumulated other comprehensive income (loss)	124	(29)	17	(4)
Accumulated deficit	(115,692)	(105,694)	(15,441)	(13,543)

Total shareholders’ equity	1,199,732	1,199,781	160,118	153,737

Total liabilities and shareholders’ equity	1,356,126	1,335,318	180,991	171,105

Business Tax Presentation Change Effect (Appendix-1)

Q1 2007	As Originally Reported		As Adjusted		Effect of Change
	Three months end		Three months end		Three months end
	Mar.31, 2007	Mar.31, 2006	Mar.31, 2007	Mar.31, 2006	Mar.31, 2007	Mar.31, 2006
	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)
Gross revenues	65,281	53,453	65,281	53,453	—	—
Business tax and surcharges	—	—	(3,675)	(3,013)	(3,675)	(3,013)

Net revenues	65,281	53,453	61,606	50,440	(3,675)	(3,013)
Cost of services	(17,701)	(13,173)	(17,701)	(13,173)	—	—

Gross profit	47,580	40,280	43,905	37,267	(3,675)	(3,013)

Operating expenses
Service development	(10,594)	(10,475)	(10,594)	(10,475)	—	—
Sales and marketing	(27,020)	(21,849)	(27,020)	(21,849)	—	—
General and administrative	(11,188)	(20,185)	(11,188)	(20,185)	—	—
Amortization of intangibles	(265)	(265)	(265)	(265)	—	—
Business tax and surcharges	(3,675)	(3,013)	—	—	3,675	3,013

Total operating expenses	(52,742)	(55,787)	(49,067)	(52,774)	3,675	3,013

Income/(loss) from operations	(5,162)	(15,507)	(5,162)	(15,507)	—	—

Business Tax Presentation Change Effect (Appendix-2)

	As Originally Reported				As Adjusted				Effect of Change
Q2 2007	Three months end		Six months end		Three months end		Six months end		Three months end		Six months end
	Jun. 30 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006	Jun. 30 2007	Jun. 30 2006
	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)	RMB(‘000)
Gross revenues	78,431	66,793	143,713	120,247	78,431	66,793	143,713	120,247	—	—	—	—
Business tax and surcharges	—	—	—	—	(4,026)	(3,643)	(7,701)	(6,656)	(4,026)	(3,643)	(7,701)	(6,656)

Net revenues	78,431	66,793	143,713	120,247	74,405	63,150	136,012	113,591	(4,026)	(3,643)	(7,701)	(6,656)
Cost of services	(20,701)	(15,285)	(38,403)	(28,470)	(20,701)	(15,285)	(38,403)	(28,470)	—	—	—	—

Gross profit	57,730	51,508	105,310	91,777	53,703	47,865	97,609	85,121	(4,026)	(3,643)	(7,701)	(6,656)

Operating expenses
Service development	(12,257)	(10,094)	(22,852)	(20,635)	(12,257)	(10,094)	(22,852)	(20,635)	—	—	—	—
Sales and marketing	(29,313)	(25,302)	(56,331)	(47,207)	(29,313)	(25,302)	(56,331)	(47,207)	—	—	—	—
General and administrative	(13,540)	(13,355)	(24,728)	(33,690)	(13,540)	(13,355)	(24,728)	(33,690)	—	—	—	—
Amortization of intangibles	(265)	(265)	(530)	(530)	(265)	(265)	(530)	(530)	—	—	—	—
Write-down of property and equipment and intangibles	(526)	—	(526)	—	(526)	—	(526)	—	—	—	—	—
Business tax and surcharges	(4,026)	(3,643)	(7,701)	(6,656)	—	—	—	—	4,026	3,643	7,701	6,656

Total operating expenses	(59,927)	(52,659)	(112,668)	(108,718)	(55,902)	(49,016)	(104,968)	(102,063)	4,026	3,643	7,701	6,656

Income/(loss) from operations	(2,197)	(1,151)	(7,358)	(16,941)	(2,197)	(1,151)	(7,358)	(16,941)	—	—	—	—